Exhibit 99.1

Gamida Cell Announces Agreement with Editas Medicine to Evaluate Use of CRISPR Genome Editing Technology in NAM-NK Cells

BOSTON, Mass., February 19, 2019 – Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, today announced an agreement with Editas Medicine, Inc., a leading genome editing company, to evaluate the potential use of Editas Medicine’s CRISPR technology to edit NAM-NK cells, which are natural killer cells that have been expanded using Gamida Cell’s proprietary nicotinamide-based, or NAM, technology. Through this agreement, the companies aim to discover optimized NAM-NK cells that could be used to improve the treatment of hematologic malignancies (blood cancers) and solid tumors.

“We are encouraged by the early data generated in the Phase 1 study of NAM-NK as an investigational therapy for patients with non-Hodgkin lymphoma and multiple myeloma, and we are pleased to have the opportunity to accelerate and broaden our NAM-NK research efforts through this agreement,” stated Julian Adams, Ph.D., chief executive officer of Gamida Cell. “By leveraging the collective expertise of the Gamida Cell and Editas Medicine teams, we hope to enhance the efficacy of NAM-NK cells through CRISPR editing and potentially bring life-changing immunotherapy treatments to patients.”

“Natural killer cells are increasingly recognized as a potential breakthrough approach to treating various cancers. This agreement with Gamida Cell enables us to combine our industry-leading genome editing platform with Gamida Cell’s proprietary NAM-NK cells in an effort to develop best-in-class cellular medicines,” said Charles Albright, Ph.D., chief scientific officer of Editas Medicine.

Under the terms of the agreement, Gamida Cell and Editas Medicine will engage in joint research to evaluate unnamed targets by combining Gamida Cell’s proprietary NAM-based cell expansion technology with Editas Medicine’s CRISPR technology. The research initiative is focused on exploring the potential to edit NAM-NK cells to further optimize their tumor-killing properties, and compare the function of the edited and unedited cells in inducing NK cell tumor clearance.

About NAM-NK
Gamida Cell applied the capabilities of its NAM-based cell expansion technology to highly functional NK cells to develop NAM-NK, an innate immunotherapy for the treatment of hematologic and solid tumors in combination with standard-of-care antibody therapies. NAM-NK addresses key limitations of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture. NAM-NK is in Phase 1 development through an investigator-sponsored study in patients with refractory non-Hodgkin lymphoma and multiple myeloma.1

NAM-NK is an investigational therapy, and its safety and efficacy has not been evaluated by the U.S. Food and Drug Administration or any other health authority.

About Gamida Cell
Gamida Cell is a clinical stage biopharmaceutical company leveraging its proprietary technology to develop cell therapies that are designed to cure cancer and rare, serious hematologic diseases. The company is applying its nicotinamide-, or NAM-, based cell expansion technology to develop a pipeline of products designed to address the limitations of cell therapies.

Cautionary Note Regarding Forward Looking
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the prospective use of CRISPR technology in combination with NAM-NK cells, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to clinical or technological developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of our Registration Statement on Form F-1 filed with the SEC on September 28, 2018, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Gamida Cell Contacts
Jaren Irene Madden
jaren@gamida-cell.com
1-617-286-6264

Krystle Gibbs (media)
krystle@tenbridgecommunications.com
508-479-6358

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1ClinicalTrials.gov identifier NCT03019666.